CUSIP No. 875378100


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         TANDY BRANDS ACCESSORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    875378100
                                 (CUSIP Number)

                            CHRISTOPHER HILBERT, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875378100


                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EQUITY-LINKED INVESTORS, L.P.
                  13-3240235

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                 / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
   NUMBER OF               -----------------------------------------------------
     SHARES
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    293,675 SHARES
      EACH                 -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 293,675 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,675 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IV, PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 875378100

                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DESAI CAPITAL MANAGEMENT INCORPORATED
                  13-3229933
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) / /
                                                                        (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
    NUMBER OF              -----------------------------------------------------
     SHARES
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    293,675 SHARES
      EACH                 -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 293,675 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,675 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IA, CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 875378100


                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ROHIT M. DESAI ASSOCIATES
                  13-3240237
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) / /
                                                                        (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
    NUMBER OF              -----------------------------------------------------
     SHARES
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    293,675 SHARES
      EACH                 -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 293,675 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,675 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 875378100

                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ROHIT MOJILAL DESAI
                  ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                       (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
    NUMBER OF              -----------------------------------------------------
     SHARES
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    293,675 SHARES
      EACH                 -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 293,675 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,675 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 875378100


Item 1.      Security and Issuer.

             This statement relates to the Common Stock, $1.00 par value, of Tandy Brands Accessories, Inc. (the "Company"). The address of the Company's principal executive offices is 3312 East Pioneer Parkway, Arlington, Texas 76010.

Item 2.      Identity and Background.

             This Statement is filed by Equity-Linked Investors, L.P. ("ELI-I"), Rohit M. Desai Associates ("RMDA-I"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai.

             ELI-I is a New York limited partnership whose principal business is investing in a portfolio of convertible debt securities, convertible preferred stock and other debt securities with equity features.

             RMDA-I is a New York general partnership and is the general partner of ELI-I. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-I's partners are Rohit M. Desai, Katharine B. Desai and the Rohit
M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

             DCMI is a New York corporation whose principal business is that of an investment advisor. DCMI acts as investment advisor to ELI-I. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Frank J. Pados, Jr., Damon H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul A. Blaustein, Timothy
R. Kelleher, Tom W. Perlmutter and Kathy T. Abramson are officers of DCMI.

             The address of the principal business and principal office of DCMI, ELI-I and RMDA-I is 540 Madison Avenue, 36th Floor, New York, NY 10022.

             The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius LLP. The present principal occupation and employment of Frank J. Pados, Jr., who is a United States citizen, is as executive vice president of DCMI. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as senior vice president of

CUSIP No. 875378100

DCMI. The present principal occupation of Catherine K. Janson, who is a United States citizen, is as vice president of DCMI. The present principal occupation of Paul A. Blaustein, who is a United States citizen, is as a vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Paul A. Blaustein, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation of Tom W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation of Kathy T. Abramson, who is a United States citizen, is as vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph
F. McDonald is c/o Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

             During the last five years, neither ELI-I, RMDA-I, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Frank J. Pados, Jr., Damon H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul
A. Blaustein, Timothy R. Kelleher, Tom W. Perlmutter and Kathy T. Abramson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ELI-I, RMDA-I, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Frank J. Pados, Jr., Damon H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul
A. Blaustein, Timothy R. Kelleher, Tom W. Perlmutter and Kathy T. Abramson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

        ELI-I has acquired 293,675 shares of the Company's Common Stock, $1.00 par value. In January 1991, 120,200 shares of the Company's Common Stock were acquired upon the distribution of shares of the Common Stock of the Company to holders of the common stock of The Bombay Company, Inc. ("Bombay"), computed on the basis of one share of the Company's Common Stock for every five shares of Bombay company stock. The balance of the shares of the Company's Common Stock were acquired as a result of 3 stock splits which occurred in November 1991, July 1992 and April 1993.

CUSIP No. 875378100

Item 4.      Purpose of Transaction.

             ELI-I acquired the 293,675 shares of the Company's Common Stock in the ordinary course of ELI-I's business for investment purposes.

             Neither ELI-I, RMDA-I, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Frank J. Pados, Jr., Damon
H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul A. Blaustein, Timothy R. Kelleher , Tom W. Perlmutter and Kathy T. Abramson has any plans or proposals which relate to or would result in:

             (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that ELI-I, RMDA-I and/or DCMI may, from time to time, in furtherance of ELI-I's investment program, obtain one or more shares of the Company's Common Stock, $1.00 par value, through the conversion of debentures and/or acquire (for investment) or dispose of debentures, Common Stock or any other securities of the issuer;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

             (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the issuer;

             (f) any other material change in the issuer's business or corporate structure;

             (g) any change in the issuer's charter or by-laws;

             (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of the issues becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 875378100

             (j) any action similar to those enumerated above.


Item 5.      Interest in Securities of the Issuer.

             ELI-I directly owns 293,675 shares of the Company's Common Stock, $1.00 par value, which constitutes beneficial ownership of approximately 5.46% of the outstanding shares of the Company's Common Stock. The power to vote or to dispose of, or to direct the voting or disposal of, any such Common Stock held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to the rest of ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine B. Desai is the secretary and director of DCMI, a general partner of RMDA-I and a trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-I. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Frank J. Pados, Jr. is the executive vice president of DCMI. Damon H. Ball and Thomas P. Larsen are senior vice presidents of DCMI. Catherine K. Janson, Paul A. Blaustein, Tom W. Perlmutter, Timothy R. Kelleher and Kathy T. Abramson are vice presidents of DCMI.

             Accordingly, for purposes of Schedule 13D, ELI-I, DCMI, RMDA-I, and Rohit M. Desai may each be deemed to share the power to dispose or to direct the disposition with respect to the securities covered by this Statement and therefore each may be deemed to be a beneficial owner with respect to such securities.

             Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-I, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Frank J. Pados, Jr., Damon H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul A. Blaustein, Timothy R. Kelleher, Tom W. Perlmutter and Kathy Abramson hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-I is the beneficial owner of any securities covered by this Statement.

             No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

             During the sixty days preceding the filing of this Statement, ELI-I has disposed of 82,000 shares of the Company's Common Stock on the open market at the following prices per share: on October 15, 1996, ELI-I disposed of 10,000 shares at $6.00 per share; on October 31, 1996, ELI-I disposed of 15,000 shares at $6.58 per share; on November 1, 1996, ELI-I disposed

CUSIP No. 875378100

of 22,000 shares at $6.75 per share; and on November 4, 1996, ELI-I disposed of 35,000 shares at $6.75 per share.

             In the sixty days preceding such sale, ELI-I did not effect any transactions in the Company's Common Stock except as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Neither ELI-I, RMDA-I, DCMI, Rohit M. Desai, Katharine B. Desai, the Rohit M. Desai Family Trust, Joseph F. McDonald, Frank J. Pados, Jr., Damon
H. Ball, Thomas P. Larsen, Catherine K. Janson, Paul A. Blaustein, Timothy R. Kelleher, Tom W. Perlmutter and Kathy T. Abramson is party to any contract, arrangement, understanding or relationship specifically relating to any securities of the Company.

             ELI-I has contracted with DCMI for DCMI to provide investment advisory and other services to RMDA-I and to ELI-I. Pursuant to this investment and advisory contract, DCMI may exercise investment power and voting power with respect to the investment portfolio of ELI-I. For its services under the investment and advisory agreement, DCMI receives a management fee from ELI-I generally based on the value of ELI-I's portfolio.

Item 7.      Material to be Filed as Exhibits.

             1. Power of Attorney authorizing Kathy T. Abramson to sign on behalf of Rohit M. Desai.

             Materials Previously Filed as Exhibits

             2. Amended Joint Filing Agreement regarding the filing of this Statement.

             3. Investment and Advisory Agreement between ELI-I and DCMI, as amended.

CUSIP No. 875378100

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, which is being filed on behalf of each of the undersigned, is true, complete and correct.

Dated:   November 12, 1996
                                   EQUITY-LINKED INVESTORS, L.P.
                                   By  Rohit M. Desai Associates
                                       General Partner


                                   By /s/ Kathy T. Abramson
                                      ________________________________________
                                      Kathy T. Abramson
                                      Attorney-in-fact for
                                      Rohit M. Desai, Managing General Partner


                                   ROHIT M. DESAI ASSOCIATES


                                   By /s/ Kathy T. Abramson
                                      ________________________________________
                                      Kathy T. Abramson
                                      Attorney-in-fact for
                                      Rohit M. Desai, Managing General Partner


                                   DESAI CAPITAL MANAGEMENT
                                      INCORPORATED


                                   By /s/ Kathy T. Abramson
                                      ________________________________________
                                      Kathy T. Abramson
                                      Attorney-in-fact for
                                      Rohit M. Desai, President

                                   /s/ Kathy T. Abramson
                                   ___________________________________________
                                   Kathy T. Abramson
                                   Attorney-in-fact for Rohit M. Desai